

March 27, 2014

<u>Via E-mail</u>:
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

      **Re:    Virtual Sourcing, Inc.**
              **Registration Statement on Form S-1**
              **Filed March 3, 2014**
              **File No. 333-194254**

Dear Mr. Faraone:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor. Further, identify the selling stockholders as underwriters on the prospectus cover page.

2. Please file the purchase agreement of your acquisition of Allied Recycling Corp as an exhibit in your next filing. <u>See</u> Item 601(b)(10) of Regulation S-K.

3. Please note that you may not rely on Rule 416 of the Securities Act to register for resale an indeterminate number of shares of common stock that it may issue under a conversion formula based on fluctuating market prices. The company must register for resale the maximum number of shares that it thinks it may issue on conversion, based on a good-faith estimate and, if the estimate turns out to be insufficient, the company must file a new registration statement to register the additional shares for resale.  Please refer to the Division's Compliance and Disclosure Interpretations Securities Act Rules Question 213.02, which can be found on the Commission's web site, for further guidance.

4. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."  In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419."  See Security Act Release No. 33-6932 (April 28, 1992).  Your disclosure indicates that you have no revenue, no material assets, a minimal amount of cash, no agreements to carry out your proposed business plan, minimal current business activity, and intend to acquire other companies.  These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419.  Please revise the registration statement to comply with Rule 419 (for both the primary and resale offerings), or supplementally, provide a detailed explanation as to why Rule 419 does not apply to you and these offerings and state on the cover page of the prospectus that you are not a blank check.

5. We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

6. Please tell us whether there are any other registration statements of companies for which your officers and directors may have acted as a promoters or in which they had a controlling interest.  Describe in detail the nature and extent of the direct or indirect relationship between your directors and officers and those companies and their affiliates.  Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

7. Please disclose in the notes to your interim and annual financial statements the actual date through which subsequent events have been evaluated.  Please also disclose whether the date through which subsequent events have been evaluated is the date the financial

statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Registration Statement Cover Page

8. Please revise your primary standard industrial classification code, which on our EDGAR system indicates 3290 but may be 6770, the designation for blank check companies.

Calculation of Registration Fee

9. In footnote (3) to the table, please specify which subparagraph of Rule 457 you used for computation of the filing fee.

Prospectus Cover Page

10. Please disclose here and in the Summary that you intend to engage in a business combination with an operating entity rather than to engage in operations as currently constituted and that you have no current plans or agreements in this regard. Additionally, please supplementally confirm to us whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

11. Please delete the statement that you are an operating company.

Summary of Prospectus, page 3

12. Please describe the business activities or status as shell companies of your predecessors.

13. Please disclose the nature of Allied Recycling Corp's business activities, if any, prior to its acquisition and disclose the details of your acquisition of Allied.

14. We note that you have not begun operations, generated any revenues, or developed your business. As applicable, please revise throughout your prospectus to remove statements that imply you have operations, revenue or assets.

15. Please disclose that as of December 31, 2013 you had cash or cash equivalents of $43 and update your cash position.

16. Please disclose that in the event that you do not raise sufficient capital to implement your planned operations, an entire investment could be lost.

17. It appears that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. Please advise us as to how investors will be informed whether they will be investing in the public offering by the

company, in which case the company would receive the proceeds, or in the resale offering

The Offering, page 4

18. Please include information on the offering period for the selling shareholders.

19. Please disclose whether you will use any portion of this offering to pay your current liabilities. We note on your website you state that "[c]apital raised will also provide for repayment of any bridge funding secured prior to the capital raise itself." As your disclosure in your Use of Proceeds and Plan of Operations sections will likely be impacted, please make conforming changes. Refer to Instruction 4 to Item 504 of Regulation S-K.

Risk Factors, page 6

Risks Associated with our Company, page 6

20. Please include a more fulsome discussion of risk factors that are specific to your proposed industry and business operations. When revising, please avoid risk factors that are overly generic and could apply to any company. We may have additional comments after reviewing the revisions.

21. Please include a risk factor that addresses the risks related to your officers' and directors' lack of relevant experience related to your proposed business.

The company cannot guarantee that it will generate revenues…, page 7

22. We note your disclosure here that you have generated revenue during your corporate history. Please clarify under this risk if you have generated any revenue under your current corporate structure and business plan and disclose in the Summary section the nature of the revenue generating activities, if any. If none of your predecessors generated revenue, please disclose this fact.

Our Officers and Directors have limited public company experience…, page 7

23. Please revise this risk to reflect the fact that your officers and directors have *no* public company experience.

Limited management resources…, page 9

24. We note your disclosure here that you have not entered into any employment agreements
with Mr. Faraone and Mr. Bartrem is inconsistent with your disclosure on page 39 that
your subsidiary, Allied Recycling Corp, entered into an employment agreement with Mr.
Faraone.  Please revise.

Use of Proceeds, page 17

25. Please discuss your planned use of proceeds in the event that you sell less than 25% of
the shares in this offering.

Dilution of the Price You Pay for your Shares, page 18

26. Please limit your presentation of per share amounts to two decimal places, so as not to
imply an undue level of precision.

Selling Shareholder, page 21

27. Given the nature and size of your offering, please tell us your basis for determining that
the transaction is appropriately characterized as a transaction that is eligible to be made
on a shelf basis under Rule 415(a)(1)(i) of Regulation C

Plan of Distribution, page 22

Shares Offered by the Company, page 23

28. Please elaborate on the manner in which the securities will be offered by your officers
and directors.  For example, how will they identify those who might have an interest in
purchasing shares?  Please provide us copies of any materials that your officers and
directors intend to use to solicit investors.

29. Please disclose that the persons offering the securities on your behalf may be deemed
underwriters within the meaning of Section 2(11) of the Securities Act.

30. Please reconcile the prospectus cover page disclosure that offering proceeds will be
immediately available to the company with the disclosure here that "anyone who has
subscribed to the offering prior to the extension will be notified by the company that their
money will be promptly refunded prior to the expiration of the original offering unless
they provide an affirmative statement that they wish to subscribe to the extended offer."

Procedures and Requirements for Subscription, page 24

31. Please file a form of your subscription agreement as an exhibit in your next filing.

Description of Securities, page 24

Common Stock, page 24

32. You indicate here that you have 977,000,000 shares of common stock authorized for
issuance, however the amendment to articles of incorporation you filed as Exhibit 3.1.4
indicates that you have 9,978,000,000 shares. Please revise or advise.

Interests of Named Experts and Counsel, page 26

33. Please include in the prospectus the address of counsel who passed on the legality of the
shares to be issued. Please refer to Paragraph 23 of Schedule A of Securities Act of 1933.

Description of Our Business, page 27

Executive Summary

34. We note that management intends to finance operating costs over the next twelve months,
in part, from loans from its officers and directors. Please describe any agreements or
understandings and if you are party to an oral contract that would be required to be filed
as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should
provide a written description of the contract as an exhibit. For guidance, refer to
Question 146.04 in the Regulation S-K section of our Compliance and Disclosure
Interpretations which is available on the Commission's website.

Products, page 28

35. Please revise your disclosure to remove the suggestion that you currently have products
or business operations. Refer, as appropriate, to proposed products and proposed
business operations. Further, it is unclear what products you intend to manufacture, the
technologies you will use to manufacture these products, and the means by which you
will implement this manufacturing process. To help investors better understand your
proposed business, please further expand on the following statements:
- the specific types of products you, as well as your subsidiary Allied Recycling Corp,
  intend to manufacture from the waste produced by fiberglass and other composite;
- the steps you have taken in your project to "acquire a variety of subsidiary
  businesses,"
- how Allied Recycling Corp commercializes technology, as well as what these
  technologies are;
- the process by which Allied Recycling Corp removes recyclable fiber materials from
  clients' sites as well as if Allied Recycling Corp has actually done this yet; and
- the current status of your "mobile grinding unit."

We may have additional comments upon reviewing the revised disclosure.

36. We note that you have begun your "project to acquire a variety of subsidiary businesses." Please elaborate on this process, describe and file any material agreements as exhibits to this registration statement.

37. Please disclose if beginning to building your "fixed plant in the mid-Atlantic region" is dependent on receiving a minimum amount in this offering. Additionally, please disclose the size and capabilities this plant must have in order to begin operations and whether beginning to build a plant in Spring 2014 is feasible given your current state of operations.

Revenue Model and Distribution methods of the products or services, page 29

38. Please elaborate on the following aspects of your distribution plan:
- the specific channels that you will use to reach individual and large commercial consumers;
- the current state of your distribution model in the mid-Atlantic; and
- how you intend to expand to develop your distribution model nationally and internationally.

Competition, competitive position in the industry and methods of competition, page 29

39. Please tell us supplementally how you determined that you have "no competitors for the acquisition of fiberglass material" and "as currently there are no other companies producing retail products from recycled fiberglass." Through a review of publicly available information, we determined that several other companies acquire recyclable fiberglass material. If you are unable to substantiate these comments, please delete them. Additionally, please explain how you will implement your business plan through the acquisition of subsidiary businesses for both recycling of fiberglass waste and creation of end-user products if there are no other companies engaged in these businesses. Please provide substantiation for the claims you make throughout this prospectus.

Patents and Trademarks, page 30

40. We note that your disclosure here is inconsistent with the statement on your website that you have "licensed patented technology from Armour Fiber Core, Inc. which allows for the remediation of fibers." Please discuss the importance of this licensing to your business. Additionally, please file this patent license as an exhibit in your next filing.

Government Approval, page 30

41. Please reconcile your disclosure here that you may become "subject to federal, state and/or foreign environmental laws and regulations" with your disclosure on page 12 that your "current operations *are* subject to various federal, state, and foreign environmental laws and regulations" [emphasis added].

Employees and Employment Agreements, page 31

    42. Please disclose whether any of the proceeds will be paid as compensation.

Organization, page 31

    43. Please disclose who owns the remaining 20% of Allied Recycling Corp. Additionally, please disclose how the revenue generated by Allied Recycling Corp will be distributed between your company and the remaining 20% owner.

    44. Please provide a chart summarizing your organizational and ownership structure following the offering.

Management's Discussion and Analysis or Plan of Operation, page 33

Results of Operation, page 33

For the Years ended June 30, 2013 and June 30, 2012, page 33

    45. Please disclose the respective costs of the preferred share conversion and the ARC acquisition.

For the Six Months Ended December 31, 2013 Compared to the Six Months Ended December 31, 2012, page 33

    46. Please disclose the respective costs for the wages accrued in Allied Recycling Corp, the consulting contract, the issuance of preferred stock to common stock at below market, and additional auditing and legal fees.

Continuing Plan of Operation (0-12 months), page 35

    47. Please significantly revise the Plan of Operations section to describe with specificity your plan of operations for the next twelve months. Provide more detail regarding your plan of operations, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

    48. Additionally, please clarify the approximate amount of proceeds from this best efforts offering that will be sufficient to accomplish your plan of operations. Currently, it unclear what level of proceeds and revenue are necessary to avoid the need to raise additional funds.

Liquidity and capital resources, page 35

49. We note that your website indicates that you are "currently seeking $27 million in loans and approximately $63,000,000 to secure acquisitions." Please discuss your progress towards receiving this debt financing.

Security Ownership of Certain Beneficial Owners and Management, page 37

50. We note that Mr. Faraone owns 100% of the outstanding Series A Preferred Shares, which carry voting rights equal to 50.1% of the common stock regardless of the amount of common stock outstanding. Please include disclosure regarding the combined voting power of Mr. Faraone after the completion of the offering.

Directors, Executive Officers, Promoters and Control Persons, page 37

51. Please provide corporate governance disclosure in accordance with Item 407(a) of Regulation S-K.

52. Please disclose the amount time each officer intends to devotes to your company.

53. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time the disclosure is made, in light of the company's business and structure, as required by Item 401(e) of Regulation S-K.

54. Please provide the disclosure with the respect to Item 401(g) of Regulation S-K, considering Mr. Faraone appears to be a control person of yours. Please ensure that you have also complied with Item 404(c) of Regulation S-K.

Executive Compensation, page 38

55. Please include compensation information for 2013.

Financial Statements for the Six Months Ended December 31, 2013

Balance Sheet, page F-1

56. Please also present a balance sheet for the year ended June 30, 2013. Refer to Rule 8-03 of Regulation S-X.

Note A – Summary of Significant Accounting Policies, page F-4

Fair Value Measurements, page F-5

57. We note that the reconciliation of your derivative liabilities as of December 31, 2013 begins with the July 1, 2013 balance and ends with the June 30, 2013 balance. Please revise to reflect that the balance is as of December 31, 2013 instead of June 30, 2013. In addition, the ending balance agrees to the amount of derivative loss as presented on your statement of operations. Please revise to present a reconciliation of your derivative liabilities instead of the related expense amount. See ASC 820-10-50-2.

Financial Statements for the Year Ended June 30, 2013

General

58. We note your disclosure on pages F-17 and F-18 that you issued shares of common stock and preferred stock for the acquisition of 80% of an entity which possessed certain technology which had the potential to convert waste fiberglass into salable products. Please disclose in your footnotes the information required by ASC 805-10-50-2 regarding this acquisition. Please also tell us whether you believe this acquisition constituted the acquisition of a business and how you accounted for it in your financial statements at the date of purchase. Refer to Rule 11-01(d) of Regulation S-X, ASC 805-10-25-1 and ASC 805-10-55-4 through 9. If you determine that this was an acquisition of a business, please also address the following:

- Provide us with your significance tests under Rule 8-04 of Regulation S-X for each period presented. If in any period this acquisition was significant in excess of the 20% level, we remind you that this entity's separate financial statements are required to be included for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period;
- Please tell us what consideration you gave to providing pro forma financial statements pursuant to Rule 8-05 of Regulation S-X; and
- Please explain to us and in your disclosure, why the entire purchase price paid for your acquisition of Allied Recycling Corp. has been charged to operations in the year of acquisition.

Item 15. Recent sales of unregistered securities, page II-2

59. For each sale of unregistered securities, please disclose the exemption from registration you relied upon, including a brief statement of facts supporting use of the exemption. Refer to Item 701 of Regulation S-K.

Item 16. Exhibits, page II-3

      60. Please include a listing of your subsidiaries as Exhibit 21 in your next amendment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Law Clerk, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

                      Sincerely,

                      /s/ Craig Slivka, for

                      Pamela Long
                      Assistant Director

Mario Faraone
Virtual Sourcing, Inc.
March 27, 2014
Page 12


 cc:    Kenneth Bart
        Bart and Associates LLC